[Letterhead of Bureau of Fugitive Recovery, Inc.]

Via Edgar

February 2, 2012

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: Bureau of Fugitive Recovery, Inc.

Request to Withdraw Amendment to Registration Statement on Form S-1 filed on January 27, 2012 (AW)

SEC File Number: 333-168713

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Bureau of Fugitive Recovery, Inc. hereby requests the immediate withdrawal of its amendment to its Registration Statement on Form S-1 (File No. 333-168713), which was originally filed with the Securities and Exchange Commission on January 27, 2012 along with any exhibits.  No securities have been issued under this amended S-1 Registration Statement.

The Registrant believes that withdrawal of the Amended Registration Statement is consistent with the public interest and the protection of investors.  The amendment was filed under the incorrect submission type S-1/A.  The registrant has correctly re-filed the post-effective amendment to the registration statement under the submission type POS AM.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 720-266-6996.

Very truly yours,

Bureau of Fugitive Recovery, Inc.

By

/s/Jay Kelman

Jay Kelman

Chief Executive Officer